UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NCI, Inc.

(Name of Subject Company (Issuer))

Cloud Merger Sub, Inc.

(Name of Filing Person—Offeror)

Cloud Intermediate Holdings, LLC

(Name of Filing Person—Offeror)

Cloud Investment Holdings, LLC

H.I.G. Middle Market LBO Fund II, L.P.

H.I.G. Middle Market Advisors II, LLC

H.I.G.-GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

(Names of Filing Persons—Other)

Class A Common Stock, $0.019 par value	Class B Common Stock, $0.019 par value
(Title of Class of Securities)	(Title of Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Jeffrey Kelly

600 Fifth Avenue

22nd Floor

New York, New York 10020

(212) 506-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert E. Goedert

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$283,101,540	$32,812

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 9,116,817 shares of Class A common stock and 4,500,000 shares of Class B common stock of NCI, Inc. The transaction value also includes the aggregate offer price for 934,000 shares issuable pursuant to outstanding options with an exercise price less than $20.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $20.00 minus the weighted average exercise price of such options.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,812	Filing Party: Cloud Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by Cloud Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A common stock, par value $0.019 per share, and Class B common stock, par value $0.019 per share, of NCI, Inc., a Delaware corporation (“NCI”), at a price of $20.00 per share net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated July 17, 2017 (the “Offer to Purchase”), and in the related letter of transmittal.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by replacing the second paragraph of the subsection captioned “United States Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals.” in the Offer to Purchase with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 17, 2017. Early termination for the waiting period under the HSR Act was granted effective July 27, 2017.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Press Release issued by NCI, Inc. on July 31, 2017 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 3 to NCI, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed July 31, 2017)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017

CLOUD MERGER SUB, INC.

By:	/s/ Jeffrey Kelly
Name:	Jeffrey Kelly
Title:	President

CLOUD INTERMEDIATE HOLDINGS, LLC

By:	/s/ Jeffrey Kelly
Name:	Jeffrey Kelly
Title:	President

CLOUD INVESTMENT HOLDINGS, LLC

By:	/s/ Jeffrey Kelly
Name:	Jeffrey Kelly
Title:	President

H.I.G. MIDDLE MARKET LBO FUND II, L.P.

By:	H.I.G. Middle Market Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. MIDDLE MARKET ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, Inc.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2017*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on July 17, 2017 in the New York Times*

(a)(1)(G)	Press Release issued by NCI, Inc. on July 3, 2017 (incorporated by reference to Exhibit 99.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(a)(1)(H)	Press Release issued by NCI, Inc. on July 31, 2017 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 3 to NCI, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed July 31, 2017)

(a)(5)(A)	Complaint filed by Elliot Schwartz in the United States District Court for the Eastern District of Virginia on July 19, 2017*

(a)(5)(B)	Complaint filed by Colleen Witmer in the United States District Court for the Eastern District of Virginia on July 21, 2017*

(a)(5)(C)	Complaint filed by Deborah A. Nichols in the United States District Court for the Eastern District of Virginia on July 25, 2017*

(b)(1)	Commitment Letter, dated as of July 2, 2017, between Cloud Merger Sub, Inc. and KKR Credit Advisors (US) LLC*

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2017, among NCI, Inc., Cloud Merger Sub, Inc. and Cloud Intermediate Holdings, LLC (incorporated by reference to Exhibit 2.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(d)(2)	Confidentiality Agreement, dated as of April 2017, between NCI, Inc. and H.I.G. Middle Market, LLC (incorporated by reference to Exhibit (e)(2) to NCI, Inc’s Solicitation/Recommendation Statement on Schedule 14D-9, filed July 17, 2017)*

(d)(3)	Exclusivity Agreement, dated as of May 27, 2017, between NCI, Inc. and H.I.G. Middle Market, LLC, as amended (incorporated by reference to Exhibit (e)(3) to NCI, Inc’s Solicitation/Recommendation Statement on Schedule 14D-9, filed July 17, 2017)*

(d)(4)	Equity Commitment Letter, dated July 2, 2017, by and among H.I.G. Middle Market LBO Fund II, L.P., Cloud Intermediate Holdings, LLC and Cloud Merger Sub, Inc.*

(d)(5)	Limited Guaranty, dated as of July 2, 2017, by and among H.I.G. Middle Market LBO Fund II, L.P. and NCI, Inc. (incorporated by reference to Exhibit 10.2 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(d)(6)	Tender and Support Agreement, dated July 2, 2017, by and among Cloud Intermediate Holdings, LLC, Cloud Merger Sub, Inc. and Charles Narang (incorporated by reference to Exhibit 10.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.